UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

AEP Industries Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

001031103
(CUSIP Number)

Daniel Khoshaba, Managing Member KSA Capital Management, LLC 67 East Park Place, 8th Floor, Suite 800 Morristown, NJ 07960 Tel: +1 (973) 829-3800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS

KSA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

780,643

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

780,643

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,643

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

780,643

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

780,643

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,643

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	001031103

Item 1.	Security and Issuer.

The name of the issuer is AEP Industries Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 95 Chestnut Ridge Road, Montvale, New Jersey 07645.  This is Amendment No. 8 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are KSA Capital Management, LLC, a Delaware limited liability company ("KSA Capital Management"), and Daniel Khoshaba, a citizen of the United States of America ("Mr. Khoshaba" and, together with KSA Capital Management, the "Reporting Persons").

(b)	The principal business address for KSA Capital Management and Mr. Khoshaba is 67 East Park Place, 8th Floor, Suite 800, Morristown, New Jersey 079604.

(c)	Mr. Khoshaba is the Managing Member of KSA Capital Management, an investment adviser that serves as investment manager to certain private investment vehicles.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of certain private investment vehicles managed by KSA Capital Management.  Those private investment vehicles are the direct owners of the Shares.  The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $18,997,451.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.
Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, KSA Capital Management and Mr. Khoshaba may each be deemed to be the beneficial owners of 780,643 Shares, constituting 15.3% of the Shares, based upon 5,113,801 Shares outstanding as of the date hereof.

KSA Capital Management, as the investment manager of certain private investment vehicles that are the direct owners of the Shares reported herein, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 780,643 Shares, and, therefore, KSA Capital Management may be deemed to be an indirect beneficial owner of the Shares reported herein.  By virtue of Mr. Khoshaba's position as the Managing Member of KSA Capital Management, Mr. Khoshaba may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 780,643 Shares reported herein, and, therefore, Mr. Khoshaba may be deemed to be an indirect beneficial owner of those Shares.

On July 14, 2016, the Reporting Persons distributed 44,015 Shares in-kind from a private investment vehicle managed by KSA Capital Management to an investor in full satisfaction of the investor's withdrawal from the private investment vehicle.  The Reporting Persons have not purchased or sold any other Shares in the past 60 days.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2016
(Date)

KSA Capital Management, LLC*

By: /s/ Daniel Khoshaba
Name: Daniel Khoshaba Title: Managing Member
Daniel Khoshaba*

/s/ Daniel Khoshaba

*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 8 to Schedule 13D, dated July 25, 2016, relating to the Common Stock, $0.01 par value per share of AEP Industries Inc. shall be filed on behalf of the undersigned.

July 25, 2016
(Date)

KSA Capital Management, LLC

By: /s/ Daniel Khoshaba
Name: Daniel Khoshaba Title: Managing Member
Daniel Khoshaba

/s/ Daniel Khoshaba